

Mail Stop 3561

March 20, 2017

Wendy A. Beck
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, Florida 33126

> **Re:** **Norwegian Cruise Line Holdings Ltd.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **Form 8-K Filed February 22, 2017**
> **File No. 001-35784**

Dear Ms. Beck:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Asset Impairment, page 34

1. We note that you performed a Step I Test for goodwill impairment for your Oceania Cruises and Regent Seven Seas reporting units and the fair value exceeded the carrying value for both reporting units. Describe for us on a supplemental basis the impairment indicators that led to performing the Step I Test for these reporting units. Additionally, please tell us the percentage by which fair value exceeded carrying value and revise to disclose this information or state that fair value substantially exceeded the carrying value.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Form 8-K Filed February 22, 2017

Non-GAAP Financial Measures

2. We note your disclosure of Free Cash Flow and that management uses Free Cash Flow as a measure to assess both business performance and overall liquidity. We further note your disclosure of Adjusted Free Cash Flow, which adjusts for the proceeds from ship construction financing facilities and other supplemental adjustments. Please tell us and disclose how Adjusted Free Cash Flow is useful to investors and management pursuant to Item 10(e)(1)(i)(C)-(D) of Regulation S-K. Additionally, to the extent you view one or both of these measures as a liquidity performance measure, please revise to also present cash flows from investing and financing activities. Please refer to Question 102.06 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure